December 9, 2022

VIA ELECTRONIC TRANSMISSION

Valerie Lithotomos

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Collective Investment Series Trust, File Nos. 333-221072 and 811-23306 (the “Registrant”)

Dear Ms. Lithotomos:

On December 5, 2022, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on behalf of its series the Rareview Systematic ETF (the “Fund”). In a telephone conversation on December 7, 2022, you provided comments to the Proxy Statement to Brady Little. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: Please disclose additional services, if any, provided by the Adviser.

Response: The disclosure has been revised as follows (italics added to highlight additional disclosure):

For such compensation, Rareview, at its expense, continuously furnishes an investment program for the Fund, makes investment decisions on behalf of the Fund, provide compliance oversight and places all orders for the purchase and sale of portfolio securities, subject to the Fund’s investment objectives, policies, and restrictions and such policies as the Trustees may determine

Comment 2: In the first paragraph of the “Background,” please consider adding the inception date of the Fund.

Response: The requested change has been made.

Valerie Lithotomos

December 9, 2022

Comment 3: In the third paragraph of the “Current Advisory Agreement and Proposed Advisory Agreement,”, the second sentence is not accurate as it does not take into the account the waiver. Please disclosure the nature of the waiver and when there is no longer a waiver the fee will be 1.35%. Please also include who can terminate the waiver.

Response: The following disclosure has been added:

Under the terms of the current operating expense limitation agreement (“Current Expense Limitation Agreement”), Rareview has agreed to waive a portion or all of its management fees and/or reimburse Fund expenses (excluding front-end or contingent deferred loads, Rule 12b-1 fees, shareholder servicing fees, acquired fund fees and expenses, taxes, leverage/borrowing interest, interest expense, dividends on securities sold short, brokerage or other transactional expenses and extraordinary expenses) in order to limit the Total Annual Fund Operating Expenses to 0.97% of average daily net assets of each share class of the Fund (the “Expense Cap”). The Expense Cap will remain in effect through at least January 31, 2023 and may be terminated at any time upon 60 days’ written notice by the Board. Upon the expiration of the Current Expense Limitation Agreement on January 31, 2023, Rareview has agreed to a similar expense limitation agreement with the same terms as the Current Expense Limitation Agreement except that the Expense Cap will be set at 1.35% of the average daily net assets of each share class of the Fund (“Proposed Expense Limitation Agreement”).

If approved by shareholders, the Proposed Advisory Agreement will become effective on February 1, 2023 or on such date thereafter in the event that shareholders do not approve by February 1, 2023. The Proposed Expense Limitation Agreement will become effective on February 1, 2023.

Comment 4: In the discussion of the Performance by the Board of Trustees, please disclose whether the Board evaluated any other advisers that would provide better service to the Fund

Response: The following disclosure has been added:

Given the adviser’s strong performance, the Board did not consider other advisers as potential options for the Fund.

Comment 5: In the discussion of the Fees and Expenses by the Board of Trustees, please disclose how long the waiver is good for and whether the Adviser can terminate the contractual waiver agreement in that time period.

Response: Please see additional disclosure provided in response to Comment 3.

Valerie Lithotomos

December 9, 2022

Comment 6: In the discussion of Fees and Expenses, by the Board of Trustees, please disclose (if you can) the proposed advisory fees and the overall fees on behalf of the Fund are in the best interest of the shareholders.

Response: The requested change has been made.

Comment 7: In the discussion of Profitability by the Board of Trustees, please consider adding to the second sentence in the paragraph, the Trustees believe that it is in the best interest of the shareholders.

Response: The registrant respectfully declines to revise the existing disclosure.

Comment 8: In Exhibit A, please add Proposed to the Investment Advisory Agreement.

Response: the requested change has been made.

Comment 9: In Appendix A of the Investment Advisory Agreement, please refer to previous comments regarding the waiver.

Response: Please see response to Comment 3 above.

Comment 10: Please confirm all missing information will be provided.

Response: The Registrant so confirms.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla